UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

DP CAP ACQUISITION CORP I

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G2R05B100

(CUSIP Number)

May 10, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2R05B100	SCHEDULE 13G

1	NAME OF REPORTING PERSONS Exos Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 397,045*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 397,045*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,045*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%*
12	TYPE OF REPORTING PERSON IA

*See Item 4 for additional information.

CUSIP No. G2R05B100	SCHEDULE 13G

1	NAME OF REPORTING PERSONS Morgan Creek – Exos SPAC+ Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 397,045*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 397,045*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,045*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%*
12	TYPE OF REPORTING PERSON PN

*See Item 4 for additional information.

CUSIP No. G2R05B100	SCHEDULE 13G

Item 1.	(a) Name of Issuer

DP Cap Acquisition Corp I, an exempted Cayman Islands company (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

341 Newbury Street, 6th Floor Boston, MA 02115

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

This initial report on Schedule 13G is being filed by (i) Exos Asset Management LLC, a Delaware limited liability company (“Exos”); and (ii) Morgan Creek – Exos SPAC+ Fund, LP, a Delaware limited partnership (“SPAC+ Fund”). The address of Exos and the SPAC+ Fund is: 1370 Broadway, Suite 1450, New York, NY 10018.

Item 2.	(d) Title of Class of Securities

Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”)

Item 2.	(e) CUSIP No.

G2R05B100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

N/A

Item 4.	Ownership

As reported in the cover pages to this report, the ownership information with respect to Exos is as follows:

(a) Amount Beneficially Owned: 397,045*

(b) Percent of Class: 9.8%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote:397,045*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 397,045*

As reported in the cover pages to this report, the ownership information with respect to the SPAC+ Fund is as follows:

(a) Amount Beneficially Owned: 397,045*

(b) Percent of Class: 9.8%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote:397,045*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of:397,045*

*Exos is the investment manager to the SPAC+ Fund. As of May 10, 2023, Exos, as the investment manager to the SPAC+ Fund and investment manager to a number of other private funds, may be deemed to beneficially own an aggregate of 397,045 Class A Ordinary Shares of the Issuer.

The ownership percentages reported in this Schedule 13G have been calculated based on the 23,000,000 shares of Class A Ordinary Shares outstanding, as set forth in the Issuer’s Form 10-Q filed May 17, 2023, less the 18,940,598 shares of Class A Ordinary Shares that the Issuer reported in the Issuer’s Form 8-K filed May 10, 2023, which were properly exercised for redemption by their shareholders, resulting in 4,059,402 Class A Ordinary Shares outstanding as of May 10, 2023.

CUSIP No. G2R05B100	SCHEDULE 13G

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. G2R05B100	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2023

Exos Asset Management LLC

By:	/s/ Neil Radey
Name:	Neil Radey
Title:	General Counsel

Morgan Creek – Exos SPAC+ Fund, LP By, Exos Asset Management LLC (Sub-Advisor)

By:	/s/ Neil Radey
Name:	Neil Radey
Title:	General Counsel

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional join acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: May 22, 2023

Exos Asset Management LLC

By:	/s/ Neil Radey
Name:	Neil Radey
Title:	General Counsel

Morgan Creek – Exos SPAC+ Fund, LP By, Exos Asset Management LLC (Sub-Advisor)

By:	/s/ Neil Radey
Name:	Neil Radey
Title:	General Counsel